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Filed Pursuant to Rule 433
Registration Statement No. 333-144150

FREE WRITING PROSPECTUS DATED JULY 19, 2007

        This Free Writing Prospectus relates only to the securities described below and should be read together with the respective Preliminary Prospectus Supplement dated July 11, 2007 and the Prospectus dated July 9, 2007 (together, the "Preliminary Prospectus") relating to these securities.

12,210,840 Shares

Common Stock

        We understand that on July 19, 2007, David T. Hamamoto, the Chairman of our Board and W. Edward Scheetz, our President and Chief Executive Officer, reached an agreement in principle (the "Acquisition Agreement") with Northstar Capital Investment Corp. ("NCIC") and Northstar Partnership, L.P. ("NSP" and together with NCIC and their subsidiaries, "Northstar") to purchase Northstar following completion of this offering and in connection with the payment by the Northstar entities of the net proceeds to Northstar from this offering to the respective members and partners of the Northstar entities other than Messrs. Hamamoto and Scheetz and Marc Gordon, our Chief Investment Officer and Executive Vice President of Capital Markets, and certain of their affiliates and other individuals. After the completion of this offering and the transactions contemplated by the proposed Acquisition Agreement, all shares of NCIC MHG Subsidiary LLC and NorthStar Partnership, L.P. remaining after the completion of this offering will be beneficially owned by Messrs. Hamamoto, Scheetz and Gordon and certain other individuals, respectively, representing an economic interest in 518,261, 1,217,249 and 51,512 shares of our common stock after giving effect to this offering and the transaction. We cannot assure you that the proposed Acquisition Agreement between Messrs. Hamamoto and Scheetz and Northstar will be consummated. If the proposed Acquisition Agreement is not consummated, Northstar will be permitted to sell any of its remaining shares of our common stock in other private transactions. Pursuant to its lock-up agreement with the underwriters, Northstar will be permitted to sell shares of our common stock to third parties who agree to restrictions on the transfer of such shares for the remainder of the 90-day period following this offering.

        The aggregate number of shares of our common stock to be offered by Northstar in this offering will be reduced from 10,164,698 shares to 8,377,676 shares, and no shares of common stock will be reserved by the underwriters for sale to Messrs. Hamamoto and Scheetz. After giving effect to these and other adjustments, the selling stockholders named in the Preliminary Prospectus Supplement are offering an aggregate of 9,433,345 shares of our common stock, and we are offering 2,777,495 shares of our common stock. In addition, we will grant the underwriters the right to purchase up to an additional 1,831,600 shares solely to cover over-allotments, if any.

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Merrill Lynch & Co.	Morgan Stanley

Citi

    CIBC World Markets

                  JMP Securities

                            Thomas Weisel Partners LLC

                                      Wachovia Securities

PROPOSED PURCHASE OF NORTHSTAR BY MESSRS. HAMAMOTO AND SCHEETZ

        Pursuant to the proposed Acquisition Agreement, following the sale of our common stock in the offering and the satisfaction of certain conditions described in the proposed Acquisition Agreement, entities wholly owned by Messrs. Hamamoto and Scheetz will merge with and into NCIC and NSP, with NCIC and NSP surviving those mergers. In the mergers, each issued and outstanding share of common stock of NCIC, other than certain shares consisting generally of shares held by Messrs. Hamamoto, Scheetz and Gordon and their affiliates, will be converted into the right to receive cash and a pro rata share of the net value of our common stock owned by NCIC MHG Subsidiary LLC prior to the offering, less a pro rata share of certain transaction expenses; and each issued and outstanding common unit of limited partnership interest in NSP, other than certain units consisting generally of units held by Messrs. Hamamoto, Scheetz and Gordon, and their affiliates and certain other individuals, will be converted into the right to receive cash and a pro rata share of the net value of our common stock owned by NSP prior to the offering, less a pro rata share of certain transaction expenses.

        The consideration to be paid to Northstar equity holders in the transaction, other than Messrs. Hamamoto, Scheetz and Gordon, and certain of their affiliates and other individuals whose equity interests will be excluded, will include all of the proceeds received by NSP and NCIC MHG Subsidiary LLC in this offering.

        Set forth below is an updated table reflecting the number of shares of our common stock being sold by the selling stockholders. This table replaces in its entirety the information set forth under "Selling Stockholders" in the Preliminary Prospectus Supplement:

SELLING STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock as of July 9, 2007, as adjusted to reflect the sale of the shares of common stock offered in this offering, by the selling stockholders listed below.

        The amounts and percentages of shares of our common stock set forth below are based on the rules of the SEC relating to the determination of beneficial ownership of securities. Under these rules, a person is deemed to be the beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of that security, or investment power, which includes the power to dispose or to direct the disposition of that security. A person is also deemed to be the beneficial owner of securities of which such person has the right to acquire beneficial ownership within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, securities of which that person has the right to acquire beneficial ownership within 60 days, including the units of membership interest in Morgans Group LLC that are beneficially owned by Northstar Investment Capital Corp. through its majority-owned indirect subsidiary, Residual Hotel Interest LLC, are deemed issued and outstanding. The percentage ownership set forth below is based on 32,003,121 shares of our common stock outstanding as of July 9, 2007. The information set forth below has been prepared based solely upon information furnished to us by the selling stockholders.

	Prior to the Offering			After the Offering
Name and Address of Beneficial Owner	Number of Shares Beneficially owned	Percentage of Outstanding Shares	Number of Shares Offered Hereby	Number of Shares Beneficially Owned		Percentage of Outstanding Shares
NCIC MHG Subsidiary LLC(1)	9,122,521	28.5%	8,250,706	871,815	(4)	*
NorthStar Partnership, L.P.(2)	2,042,171	6.2%	126,970	1,915,201	(4)	5.8%
SORCO Interfund LLC(3)	1,055,669	3.3%	1,055,669	0		*

*
Less than 1%.

(1)
This information is furnished in reliance upon information provided to us by NorthStar Capital Investment Corp. NCIC MHG Subsidiary LLC is a wholly-owned subsidiary of NorthStar Capital Investment Corp. Voting and investment decisions with respect to investments held by NorthStar Capital Investment Corp. are made through its board of directors. The address of NorthStar Capital Investment Corp. is 399 Park Avenue, New York, NY 10022. W. Edward Scheetz, our President and Chief Executive Officer, and David T. Hamamoto, our Chairman, are shareholders in and co-chairmen of the board of directors and co-chief executive officers of NorthStar Capital Investment Corp. By virtue of his relationship with NorthStar Partnership, L.P. and NorthStar Capital Investment Corp. and after giving effect to the proposed transaction under the proposed Acquisition Agreement, Mr. Hamamoto has an indirect economic interest in approximately 700,000 of the aggregate shares to be sold in this offering by such selling stockholders, but such shares are not subject to his investment control. We have been informed by NorthStar Capital Investment Corp. that the decision to sell shares of our common stock in this offering was made by its board of directors upon recommendation of a committee of directors not affiliated with management of NorthStar Capital Investment Corp. Neither Mr. Hamamoto nor Mr. Scheetz was a member of such committee. Excludes 1,000,000 units of membership interest in Morgans Group LLC, the operating company and a subsidiary of the Company, that NorthStar Capital Investment Corp. may be deemed to beneficially own through its majority-owned indirect subsidiary, Residual Hotel Interest LLC. Each of these membership units is currently redeemable at the election of the holder for one share of common stock or, at the option of the Company in its capacity as managing member of Morgans Group LLC, cash equal to the then fair market value of one share of common stock.

(2)
This information is furnished in reliance upon information provided to us by NorthStar Capital Investment Corp. NorthStar Capital Investment Corp. is the general partner of NorthStar Partnership, L.P. W. Edward Scheetz, our President and Chief Executive Officer, David T. Hamamoto, our Chairman, and Marc Gordon, our Chief Investment Officer and Executive Vice President of Capital Markets, are limited partners in NorthStar Partnership, L.P. By virtue of his relationship with NorthStar Partnership, L.P. and NorthStar Capital Investment Corp. and after giving effect to the proposed transaction under the proposed Acquisition Agreement, Mr. Hamamoto has an indirect economic interest in approximately 700,000 of the aggregate shares to be sold in this offering by such selling stockholders, but such shares are not subject to his investment control. We have been informed by NorthStar Capital Investment Corp. that the decision to sell shares of our common stock in this offering was made by its board of directors upon recommendation of a committee of directors not affiliated with management of NorthStar Capital Investment Corp. Neither Mr. Hamamoto nor Mr. Scheetz was a member of such committee. Includes 1,000,000 units of membership interest in Morgans Group LLC, the operating company and a subsidiary of the Company that NorthStar Partnership, L.P. may be deemed to beneficially own through its majority-owned indirect subsidiary, Residual Hotel Interest LLC. Each of these membership units is currently redeemable at the election of the holder for one share of common stock or, at the option of the Company in its capacity as managing member of Morgans Group LLC, cash equal to the then fair market value of one share of common stock.

(3)
This information is furnished in reliance upon information provided to us by NorthStar Capital Investment Corp. SORCO Interfund LLC is a limited partner in NorthStar Partnership, L.P. and a shareholder of NorthStar Capital Investment Corp. By virtue of its relationship with NorthStar Partnership, L.P. and NorthStar Capital Investment Corp., SORCO Interfund LLC will share allocably in the proceeds received by such entities in the offering, in addition to the 1,055,669 shares listed in the table above.

(4)
After the completion of this offering and the transactions contemplated by the proposed Acquisition Agreement, all shares of NCIC MHG Subsidiary LLC and NorthStar Partnership, L.P.

  remaining after the completion of this offering will be beneficially owned by Messrs. Hamamoto, Scheetz and Gordon and certain other individuals, respectively, representing an economic interest in 518,261, 1,217,249 and 51,512 shares of our common stock after giving effect to this offering and the transaction.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408.

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FREE WRITING PROSPECTUS DATED JULY 19, 2007
Common Stock
PROPOSED PURCHASE OF NORTHSTAR BY MESSRS. HAMAMOTO AND SCHEETZ
SELLING STOCKHOLDERS